Interim Financial Statements
For the quarter ended
March 31, 2007
Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis (“MD&A”) is, as required by regulators, to explain management’s point of view on Ripple Lake Diamonds Inc.’s past performance and future outlook. This report also provides information to improve the reader’s understanding of the quarterly financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the quarter ended March 31, 2007. The Company’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Additional information on the Company is available on SEDAR and at the Company’s website, ripplelake.com. The date of the MD&A is May 29, 2007.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results. The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report. The forward looking statements contained herein are based on information available as of May 29, 2007.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut. The Company’s objective is to locate and develop economic diamond deposits.

Results of Operations

The Company’s net loss for the third quarter of fiscal 2007 was $83,338 compared to $84,818 for the previous quarter ended December 31, 2006 and $89,078 for the quarter ended March 31, 2006. These losses resulted in a net loss of $0.002 per share for the quarter ended March 31, 2007 compared to a net loss of $0.002 per share for the previous quarter ended December 31, 2006 and a net loss of $0.003 for the same quarter ended March 31, 2006.

The operating and administration expenses for the third quarter of fiscal 2007 amounted to $83,831 compared to $85,942 for the previous quarter ended December 31, 2006 and $202,648 for the same third quarter ended March 31, 2006. Comparatively, the major expenses for the current quarter were $15,000 in Management fees compared to $20,360 in the previous quarter ended December 31, 2006 and $18,000 for the quarter ended March 31, 2006; Professional fees in the amount of $41,717 compared to $27,450 in the previous quarter and $33,472 for the quarter ended March 31, 2006. The major difference in the expenses for 2007 compared to 2006 was $107,000 in stock-based compensation for the quarter ended March 31, 2006 and none for the quarter ended March 31, 2007.

The Company’s projects are at the exploration stage and have not generated any revenues.

Summary of Quarterly Results

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three Months Ended	Mar 31, 07	Dec 31, 06	Sep 30, 06	Jun 30, 06
	$	$	$	$
Total Revenue	493	1,124	1,802	1,152
Net Loss	(83,338)	(684,818)	(69,827)	(266,993)
Loss per share-basic and diluted	0.002	0.002	0.002	0.008

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three Months Ended	Mar 31, 06	Dec 30, 05	Sep 30, 05	Jun 30, 05
	$	$	$	$
Total Revenue	570	48	221	572
Net Loss	(89,078)	(66,071)	(45,595)	(377,940)
Loss per share-basic and diluted	0.003	0.003	0.002	0.015

Exploration Activities

During the quarter ended March 31, 2007, the Company increased the carrying value of its mineral properties to $5,001,732 from $4,995,882 (restated) at December 31, 2006, representing an increase of $5,850, mainly due to geological costs.

The KMD Project, Nunavut

The Company has an option to acquire an 80% interest in certain mineral claims known as the Brown Lake property, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project ("the Option"). On November 20, 2006, the optionor to the KMD Project gave notice of default to the Company with respect to the Option Agreement alleging that the Company failed to carry out the required work programs on the Brown Lake property. The Company denies the default having spent in excess of the required amount under the direction, advice and supervision of the Company’s consultant (who is the principal of the optionor), and will vigorously defend its position.

Management believes that the Company has fulfilled all of the requirements of the Option and has attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 400,000 common shares to the optionor. The optionor has rejected the Company’s notice and returned the 400,000 common shares which are at present held in trust by the Company’s solicitors. The Company’s position is that it has completed, under the explicit direction and supervision of the optionor’s sole principal, the work programs required to satisfy the Option Agreement. The Company has therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at March 31, 2007, the Company's interest in the KMD Project now totals approximately 151,000 acres.

The dispute between the Company and the Optionor in regards to the Option Agreement and the Brown Lake property is ongoing and attempts at resolving this matter are being explored by both parties involved.

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 151,000 acres in an area undergoing active exploration by all of the leading diamond exploration companies.

During the quarter ended, the Company expended $125 in deferred exploration costs related to the KMD property. The major deferred expenses for the quarter ended March 31, 2007 were geological costs in the amount of $125.

The TCH Diamond Project, Ontario

The Company has an option to acquire a 100% interest in certain mineral claims on the property. The Company also has staked certain additional mineral claims on the property. See Note 4 to the financial statements.

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the quarter ended the Company expended $5,725 in deferred exploration costs related to the TCH property. The major deferred expenses for the quarter ended March 31, 2007 were geological costs in the amount of $5,725.

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its’ properties and accordingly, the Company does not generate cash from operations. Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time. As at March 31, 2007 the Company had cash and receivables of $30,469 compared with $166,573 at December 31, 2006 and total assets of $5,032,201 and $984 in payables and accruals. The Company has no long-term debt.

The Company’s operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent in the extent to which it can discover new mineral deposits. The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

Contractual commitments

The Company is committed under management contracts with the President for $5,000 per month and with an officer for $3,000 per month to December 2007.

The Company is committed under a lease of office premises to rent of $1,500 per month to December 2007.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the quarter the Company incurred $15,000 ($18,000 in the previous quarter) in management and services rendered by the President and $9,000 ($7,500 in the previous quarter) in fees paid to the chief financial officer.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production. The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful.

As noted above in the discussion on the KMD Project in Nunavut, the Company also faces addition uncertainty in regard to its status on the Option Agreement and the acquisition of the Brown Lake property. The Company is attempting to resolve this issue to the satisfaction of both parties but there is no guarantee that this will be the case.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities, such as common shares. The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders. In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

As at the date of this MD&A the Company requires additional equity financing to carry on its business.

Change in accounting policy

The Company did not make any changes to its accounting policies during the quarter ended March 31, 2007.

Critical Accounting Estimates

A detailed summary of the Company’s significant accounting policies is included in Note 3 to the unaudited interim financial statements for the quarter ended March 31, 2007.

Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the quarter ended March 31, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at March 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective with the exception of the following control deficiency: at the date of this analysis, the Company has not implemented a whistleblower policy. The Company has two senior officers and no other employees and therefore the Company has not established a procedure for a whistleblower policy at this time.

Disclosure of outstanding share data

As at May 29, 2007 the Company had 36,515,682 common shares outstanding. The Company also has 1,980,000 incentive stock options that are exercisable into that same number of common shares of the Company. In addition, there are 13,202,000 warrants outstanding that are exercisable into that same number of common shares of the Company.